P.E.
12-31-02


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DIMECO, INC. 2002 ANNUAL REPORT



Look inside.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(amounts in thousands, except per share)	2002	2001	% Increase (decrease)
Performance for the year ended December 31,			
Interest income	$ 15,468	$ 17,320	(10.69 %)
Interest expense	$ 5,618	$ 7,893	(28.82 %)
Net interest income	$ 9,850	$ 9,427	4.49 %
Net income	$ 3,371	$ 2,939	14.70 %
Shareholders' Value (per share)			
Net income - basic	$ 4.49	$ 3.95	13.67 %
Net income - diluted	$ 4.37	$ 3.89	12.34 %
Dividends	$ 1.63	$ 1.45	12.41 %
Book value	$ 32.50	$ 29.40	10.54 %
Market value	$ 44.10	$ 38.50	14.55 %
Market value/book value ratio	135.70 %	130.95 %	3.63 %
Price/earnings multiple	9.8X	9.7X	1.03 %
Dividend yield	3.90 %	4.16 %	(6.25 %)
Financial Ratios			
Return on average assets	1.30 %	1.27 %	2.36 %
Return on average equity	14.49 %	14.01 %	3.43 %
Shareholders' equity/asset ratio	8.73 %	8.82 %	(1.02 %)
Dividend payout ratio	36.30 %	36.71 %	(1.12 %)
Nonperforming assets/total assets	.43 %	.51 %	(15.69 %)
Allowance for loan loss as a % of loans	1.50 %	1.47 %	2.04 %
Net charge-offs/average loans	.13 %	.37 %	(64.86 %)
Allowance for loan loss/nonaccrual loans	467.79 %	925.02 %	(49.43 %)
Allowance for loan loss/non-performing loans	236.38 %	208.85 %	13.18 %
Risk-based capital	11.75 %	11.75 %	-
Financial Position at December 31,			
Assets	$280,952	$248,874	12.89 %
Loans	$187,361	$161,740	15.84 %
Deposits	$239,359	$210,385	13.77 %
Stockholders' equity	$ 24,519	$ 21,951	11.70 %

Rooted.

Dear Shareholders:

I am honored and proud to write my first CEO letter to you for an Annual Report of Dimeco, Inc. Simply put, your company posted record levels of growth and profitability in 2002. These successes are significant in two ways. First, our performance achievements were possible because of the solid overall fundamentals that have been in place for the past several years. Secondly, what we have attained, and the momentum that we have created, positions us well for a bright future.

During the past year, our efforts were focused on creating growth, maintaining costs, improving credit quality, and building profits. Our Strategic Plan was centered on these four goals and our staff stepped up to meet these challenges. One look at the Financial Highlights of this report shows that we were successful. Growth is evident in every major category. Deposits grew 13.77%. Loans were up 15.84%. Total assets expanded by 12.89%, hitting an all-time high of $280,952,000 at the end of the year. Costs were held in check as each of our profit centers within the organization carefully monitored and managed the overhead expenses within their respective areas.



The results of these efforts are borne out in our Efficiency Ratio of 50.25% -- a very impressive accomplishment when compared to peer institutions. Credit quality also continued to improve. With realistic loan underwriting standards in place, and with effective collection efforts from all loan areas, our delinquency ratio was under 1.0% for eight months of the year, with the other four months being just slightly above that mark. Credit quality is further evidenced by the fact that nonperforming assets to total assets were down 15.69% from the previous year, and net charge-offs to average loans decreased by a striking 64.86%.

Focused on future growth.

All of these goals that were developed, the efforts that were taken, and the results that were achieved, translate into one formidable outcome – record profitability. Net income for 2002 increased 14.70% over the previous year for an impressive total of $3,371,000. To properly reward the confidence and investment that you have made, dividends paid to shareholders were boosted 12.41%, and stockholders' equity expanded by 11.70%. Furthermore, the investment marketplace responded favorably as the market value of Dimeco stock grew 14.55% to $44.10 per share.

This success is largely attributable to the efforts of a dedicated and loyal staff. This commitment to the organization is recognized annually at a luncheon honoring the team members who have achieved career milestones with us. In 2002 Nancy Wilken was commended at the time of her retirement, after giving nearly 24 years of service. Also singled out for longevity and devotion was Cindy Theobald, who has been with us for 25 years. Other honorees included Ruth Daniels and Linda Bishop for 15 years of service; Jim Robbins and Cindy Galloway, who have been here 10 years; and Anna French and Irene Selvaggi, who attained 5 years each. Additionally, Peter Bochnovich and Deborah Petroski were rewarded for their expertise and leadership. Pete was elevated to be a Senior Officer and Deb was promoted to the position of Marketing Officer. This group, together with the entire staff, is what makes doing business with Dimeco special.

We also realize the need for a satisfied and growing customer base, for without them our products and services would be unneeded. To that end, we have devoted, and will expand upon, attention to meeting the needs of our clientele. True marketing efforts are in place to not only survey the needs and wants of our marketplace, but also to ascertain our level of fulfillment in meeting customers' wishes. Our goal is to provide appropriate products, by a knowledgeable staff, so that we are the financial institution of choice for our customers.



All of the accomplishments noted above, however gratifying, are now part of our history. With that said, we are mindful of our responsibility to push forward. We are already aggressively pursuing what we call "Profit Improvement II," the next progression to the successful profit enhancements that we put in place four years ago. The introduction of potential new products and services are being explored. An overall customer relationship service vision is being implemented, and additional markets are being considered. We are striving to be all that we can be to meet the demands of our communities, to build lasting relationships, and to produce profits and enhance value to properly reward you, our shareholders.

We thank you for the confidence and trust you have afforded us. We take this responsibility very seriously, and we will work diligently to perpetuate the consistency that you expect. Our gratitude goes out to you for your continued commitment to Dimeco, Inc.

Sincerely,

Gary C. Beilman
Executive Vice President and
Chief Executive Officer

The mission of Dimeco, Inc. is the operation of a fully integrated financial services institution through its subsidiary The Dime Bank in a market that is defined by the institution's ability to provide services consistent with sound, prudent principles, and to fulfill the social, economic, moral, and political considerations ordinarily associated with a responsible, well-run financial institution.



Grounded.

A strong Board of Directors leads our management team in meeting strategic objectives. Our qualified Board is **fully seasoned** and in its entirety has over a century of directorial experience and almost half a millennium of leadership in the business community.

Through involvement in their personal area of expertise and with a wide array of charitable and civic organizations, the Board maintains community connections and utilizes **well-rounded experience** to assist in decision making for Dimeco. They are **actively involved** with the American Red Cross, Wayne County Community Foundation, Morry's Camp, Communities that Care, Wayne Memorial Hospital, Dorflinger-Suydam Wildlife Sanctuary, Lacawac Sanctuary, Mountain Laurel Center for the Performing Arts, Upper Delaware Visioning Committee, various youth activities, as well as many others!

Here for you— stronger than ever...

Dimeco's Board actively participates on several committees of the Company and Bank including Audit, Trust, Technology, Executive Compensation, Community Reinvestment Act and 401(k).

Dimeco's skilled Directors help **transform business issues into sound financial success** for the shareholder, the customer, the employee and the community.



Seated left to right:
William E. Schwarz, Henry M. Skier,
Barbara J. Genzlinger, John S. Kiesendahl
Standing left to right: Joseph J. Murray,
Robert E. Genirs, John F. Spall, Thomas A. Peifer



Building a future.



OFFICERS OF THE DIME BANK
Seated left to right:
Maureen H. Beilman, Joseph J. Murray, Mary E. Fitzgerald, Tina M. Mitschele, Eileen K. Daniels, Melanie F. Seagraves, Nancy M. Lavenduski
Standing left to right: Peter Bochnovich, Gary C. Beilman, L. Jill George, Deborah Unflat Petroski, Linda J. Bishop, Jerome D. Theobald, Cheryl A. Smith, Linda S. Tallman, Janette M. Davis, Ruth E. Daniels, Cynthia D. Theobald

Profitability is derived through the services we offer to customers in our marketplace. Helping customers make the **best financial decisions** requires a **deep understanding** of many issues including customer needs, product benefits and the ability to assist in finding the appropriate financial solution for individual circumstances.

Officers of Dimeco believe that they should not only recruit bright and motivated employees but also strengthen that investment in personnel by offering continuing educational opportunities. The right recruitment and retention strategies in turn **deliver the greatest value** to our customers and shareholders. To that end, in 2002 extensive training in products and services, management skills, communication development and other personal enrichment courses was offered to our staff throughout the year. Building individual team members' competence and confidence aid in strengthening the organization as a whole.

The team culture is growing ever stronger with members allied and positioned to **achieve Dimeco's strategic goals** through increased knowledge and support from one another. This teamwork allows Dimeco to respond quickly to customer needs and market conditions, resulting in higher profits for you, our shareholder.

A new generation breaks through.



Peter Bochnovich, Vice President Commercial Lending, has been promoted to join The Dime Bank's Senior Management Team. In making the announcement, EVP & CEO Gary Beilman stated, "Pete is a fantastic addition to the senior management team of The Dime Bank. He brings extensive professionalism and experience to the position. His efforts go a long way to servicing existing clientele and building new relationships that are mutually beneficial for both the bank and our customers." As the head of the Commercial Loan Department, Pete not only originates some of the largest credit facilities granted by the bank, but he is also responsible for the overall lending philosophies followed by the department. He administers commercial banking relationships and is responsible for the development of new business.



Deborah Unflat Petroski has been promoted to the position of Marketing Officer. "Over the last three years, Deb's demonstrated professionalism and understanding of finance have greatly contributed to the bank's marketing efforts within the communities that we serve. Her positive impact on The Dime Bank, our customers and our communities are all reasons for this worthy promotion. I am confident that she will take The Dime Bank to new heights within the Northeast's financial services industry," stated Gary Beilman. Deborah's new responsibilities as Marketing Officer will include implementation of a formalized program of Customer Relationship Development wherein every employee becomes committed to serving all of the customer's needs for financial services. Other corporate responsibilities will include product line strategies, advertising and public relations as well as special project implementation to support the Company's strategic plan.

Growing.

Continual growth holds with it certain responsibilities... to ensure that you, our shareholder, receive value for your trust in us. Here at Dimeco we take your investment seriously. By setting goals, increasing performance and measuring progress we maintain solid footing on fertile ground.

In the financial services industry, as in all business, **key decisions** are made daily. Creating opportunities can transform the rate of growth. Here at Dimeco we monitor fundamental issues from customer satisfaction to the national monetary environment. The decisions we make are well thought out, weighing benefits and risks, monitoring industry trends while recognizing customer demands in order to set strategic goals.

In 2002 the Marketing department initiated several programs to assist in **quantifiable measurements**. The installation of a Marketing Central Information File was completed to facilitate a better understanding of customer profiles, product usage, profitability and competition within and beyond current market areas. In addition, an experienced third party vendor was contracted to visit our branches and measure employee service, product knowledge and sales skills. An extensive customer survey was also performed to better recognize needs in order to guide future actions.

In planning for tomorrow, Dimeco will continue to be focused on the shareholders.

Dimeco's aim is to develop trust and long-term value with our customers, thereby expanding and deepening our relationships. This in turn will bring greater benefits and larger returns for you, our loyal shareholder. In 2003 a formal customer relationship development program will be instituted bank-wide to ensure that we meet our goals.

2002 was a year of solid **growth we can build upon** to remain an independent, community bank bringing the utmost value to our shareholders, our customers, our employees and our community.





Yield.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This consolidated review and analysis of Dimeco, Inc. (the "Company") is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2002 and 2001. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements.

Dimeco, Inc., headquartered in Honesdale, Pennsylvania, is the one-bank holding company of The Dime Bank (the "Bank"), which is wholly-owned by the Company. Both the Company and the Bank derive their primary income from the operation of a commercial bank, including earning interest on loans and investment securities and providing trust services. The Bank's main expenses are related to interest paid on deposits and other borrowings and salary and benefits for employees. The Bank operates four full service branches in Honesdale, Hawley, Damascus, and Greentown, Pennsylvania and two off-site automatic teller machines, one in Wayne County and one in Pike County, Pennsylvania. Principal market areas include Wayne and Pike Counties, Pennsylvania and Sullivan County, New York. The Bank employed 79 full time employees and 19 part time employees at December 31, 2002.

FORWARD LOOKING STATEMENT

The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplated," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of "Notes to Consolidated Financial Statements" commencing on page 28 of this Annual Report.

Mortgage Servicing Rights

The Bank originates residential mortgages that are sold on the secondary market and it is the Bank's normal practice to retain the servicing of these loans. This means that the customers whose loans have been sold to the secondary market still make their monthly payments to the Bank. As a result of these mortgage loan sales, the Bank capitalizes a value allocated to the servicing rights in other assets and recognizes other income from the mortgage banking activity. The capitalized servicing rights are amortized against noninterest income in proportion to, and over the periods of, the estimated net servicing income of the underlying financial assets.

Capitalized servicing rights are evaluated for impairment periodically based upon the fair value of the rights as compared to amortized cost. The rights are deemed to be impaired when the fair value of the rights is less than the amortized cost. The fair value of the servicing rights is determined using quoted prices for similar assets with similar characteristics, when available, or estimated based on projected discounted cash flows using market based assumptions. The Bank primarily uses the discounted cash flow method.

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 11 of the consolidated financial statements.

All dollars are stated in thousands, with the exception of per share numbers.

STATEMENT OF CONDITION

The Company recorded another double-digit growth year with an increase in assets of $32,078 or 12.9% from December 31, 2001 to December 31, 2002. The majority of the expansion was centered in loans and to a smaller degree in the investment portfolio.

Cash and cash equivalents decreased $3,130 or 30.2% from December 31, 2001 to December 31, 2002. Management decreased balances of federal funds sold and maintained larger balances of investments in order to take advantage of higher interest rates offered in these assets.

Investment securities available for sale increased $8,820 or 12.6% during the year 2002. Growth was centered mainly in U.S. Government agency bonds. Management chose to invest more heavily in "step-up" issues which typically have opportunities for increased interest rates over their life and include various call features. In the low interest rate environment of the year 2002, fixed rate bonds offered in the market, if available, were priced similarly to variable interest rate bonds but without the opportunity for higher interest rates as the bonds age. The initial interest rate paid on the bonds was comparable to fixed rate bonds, but over the life of the instrument offers the guarantee of higher interest rates if not called by the issuer. Management has purchased these bonds with staggered call opportunities in an effort to offset some of the interest rate risk associated with the potential of having all the bonds being called and not having comparable or otherwise acceptable offerings available at the time of the calls.

Loans increased $25,621 or 15.8% with commercial real estate loans as the major contributor to growth. These loans increased $17,945 or 25.3% during 2002 with loans granted to customers in a wide array of business sectors. We have granted loans in a variety of industries including children's camps, manufacturing, real estate development, and hospitality and retail sales. Corresponding commercial loan activity increased $4,970 or 21.2% to fund general business needs such as equipment and inventory purchases for new and existing customers. The Company has targeted loan growth in the small business sector through the addition in 2001 of a respected, locally-known commercial loan officer who has worked with our community office managers to attract new customers. Residential mortgage business continued to be strong in 2002 with the Company showing an increase of $2,171 or 4.6% consisting primarily of variable interest rate mortgages retained by the Company to lessen the interest rate risk based on the current low interest rate environment. Additionally, approximately $18 million of residential mortgage loans originated during 2002 were sold in the secondary market.

Deposits increased $28,974 or 13.8% from December 31, 2001 to December 31, 2002. Customers have expressed the desire to keep their funds in the more secure banking environment than to risk further declines in the stock market. All categories of interest-bearing deposits increased with the largest growth in time deposits of less than $100, which increased $12,302 or 16.0% during 2002. The Bank featured a 36 month certificate of deposit for nine months that gives the flexibility to depositors of increasing the interest rate once over the term of the deposit. This product compliments the Choice CD product, our 12 month certificate of deposit that gives the customer the ability to add to the certificate, withdraw funds once during the term and increase the rate once over the term. Time deposits of $100 or greater increased slightly indicating that the Company was able to maintain 2001 existing customers in this type deposit, including balances of an additional large municipal customer. Interest-bearing demand deposits increased $8,022 or 26.8%, attributable to a wide variety of products including a packaged checking account and tiered interest rate pricing of various products. Historically, our principal municipal depositor has held funds in certificate of deposits but this year they invested in a combination of interest-bearing checking accounts and CDs. Savings accounts increased $7,178 or 21.2% with a large base of customers increasing their balances during the year. The statement savings product has tiered interest rates with the highest tier paying rates similar to money market pricing while still allowing the flexibility of withdrawal.

CAPITAL RESOURCES

Total stockholders' equity increased $2,568 or 11.7% during 2002. The largest component of the growth is from net income of $3,371, representing a return on average equity of 14.5% and a return on average assets of 1.3%. Offsetting this increase was $1,225 in dividend declarations, representing a dividend payout of 36.3%. Dividends per share in 2002 were $1.63, an increase of 12.4% over the $1.45 declared in 2001. The Company's equity to asset ratio of 8.7% continues to show a strong capital position. Management has targeted a range of between 8.0% and 9.0% as the optimal range for shareholder value. Stockholders have continued to utilize the dividend reinvestment plan as a method to acquire additional stock in a convenient fashion. Approximately two thirds of our stockholders were enrolled in the plan at year end, contributing $500 to capital in 2002. In an effort to minimize the dilutive effect of additional shares issued, management has consistently purchased treasury stock as available to fund plan purchases. In 2002 5,534 shares were purchased at a price of $231 for use in the plan . In January 2003 the plan was rewritten eliminating the need for the Company to purchase treasury shares for use by the dividend reinvestment plan. The transfer agent will now purchase stock as available for the plan as dividends are paid.

The following table represents the Company's capital position as it compares to regulatory guidelines at December 31, 2002:

	Dimeco, Inc.	"Well-Capitalized"	Minimum Requirements
Leverage Ratio	9.21%	5.00%	4.00%
Tier 1 Capital Ratio	10.50%	6.00%	4.00%
Total Capital Ratio	11.75%	10.00%	8.00%

LIQUIDITY

Liquidity management is vital to the operation of a financial services business. The Company must have sufficient cash flows to meet a variety of needs including satisfying the credit needs of our borrowers and withdrawal requests of our depositors. In addition, the Company should have sufficient liquidity to capitalize on investment business opportunities as they arise and to fund the Company's operations with consideration to regulatory guidelines while attention is paid to limiting excess liquidity, which could hamper profitability.

The Company's primary source of liquidity is the ability to retain and expand deposits through the Bank's branch network. Assets including investments available for sale and loans may be sold. The Bank also has the ability to borrow up to an additional $47 million through the Federal Home Loan Bank of Pittsburgh. Normal operating liquidity comes from payments on existing loans, sales of loans held for sale in the secondary market, operating income, use of federal funds sold and due from banks, maturities in the investment portfolio and increases in short-term borrowings. In reviewing the Consolidated Statement of Cash Flows included in this report, the primary source of liquidity during the past three years has been calls and maturities of securities available for sale, increases in deposits and proceeds from sales of residential mortgages. The funds were then used primarily to purchase additional securities available for sale, to grant loans and to originate additional loans held for sale.

INTEREST RATE SENSITIVITY

The Company derives income by acting as a depository financial intermediary. Responsibility for monitoring the possible effects on income from changes in interest rates is vested in the Asset Liability Committee (ALCO). This committee is comprised of Senior Management and reports to the Board of Directors on a quarterly basis. Interest rate sensitivity is measured in order to estimate earnings volatility in varying interest rate scenarios. The ALCO uses two separate analyses to estimate the effects on the income statement of changes in interest rates. Both analyses have limitations in that they assume that assets and liabilities will move in a parallel fashion in a changing environment. In reality, assets and liabilities may react differently to changes in interest rates with some lagging behind the changes and some changing in advance of a deviation in rates. The analyses also contain assumptions regarding the time frames in which to place deposit balances. Other than time deposits, management must assign all liabilities to sensitivity periods and therefore makes assumptions as to the life of our core deposits. One of the inherent limitations of any analysis method is the lack of



measurement for management's ability to alter the structure of the balance sheet by making interest rates more attractive to customers on either the loan or deposit products or by leveraging the balance sheet with FHLB borrowings.

The first analysis is referred to as the Statement of Interest Sensitivity Gap. This statement attempts to match maturities and repricing opportunities of assets and liabilities by specific time frames to determine whether the institution is asset or liability sensitive. An asset sensitive position in a certain time frame reflects a greater value of assets repricing than liabilities repricing in that time frame. This mismatch of assets and liabilities in a time frame is referred to as the gap. Generally an asset sensitive gap will benefit the Company in a rising interest rate environment.

Following is the statement at December 31, 2002:

STATEMENT OF INTEREST SENSITIVITY GAP

	90 days or less	>90 days but < 1 year	1 - 5 years	>5 years	Total
Assets:					
Interest-bearing deposits	$ 197	$ -	$ -	$ -	$ 197
Mortgage loans held for sale	1,195	-	-	-	1,195
Investment securities available for sale (1) (4)	34,249	1,768	12,110	31,283	79,410
Investment securities held to maturity (1)	-	-	426	-	426
Loans (1) (5)	21,200	79,021	56,655	30,958	187,834
Rate sensitive assets	$ 56,841	$ 80,789	$ 69,191	$ 62,241	$ 269,062
Liabilities:					
Interest-bearing deposits:					
Interest-bearing demand (2)	$ 3,035	$ 9,483	$ 25,414	$ -	$ 37,932
Money market (3)	536	1,578	1,041	-	3,155
Savings (2)	3,278	10,242	27,449	-	40,969
Time deposits	32,502	59,295	42,968		134,765
Short-term borrowings	8,928	-	-	-	8,928
Other borrowings	-	3,000	-	1,000	4,000
Rate sensitive liabilities	$ 48,279	$ 83,598	$ 96,872	$ 1,000	$ 229,749
Interest sensitivity gap	$ 8,562	$ (2,809)	$ (27,681)	$ 61,241	$ 39,313
Cumulative gap	$ 8,562	$ 5,753	$ (21,928)	$ 39,313	
Cumulative gap to total assets	3.05%	2.05%	(7.81%)	13.99%	

(1) Investments and loans are included in the earlier of the period in which interest rates are next scheduled to adjust or in which they are due. No adjustment has been made for scheduled repayments or for anticipated prepayments.
(2) Interest-bearing demand deposits, passbook savings and statement savings are segmented based on the percentage of decay method. The decay rates used include 8.00% 0-3 months, 12.50% 4-6 months, 12.50% 7-12 months and 67.00% 13-36 months.
(3) Money market deposits are segmented based on the percentage of decay method. The decay rates used include 17.00% 0-3 months, 25.00% 4-6 months, 25.00% 7-12 months and 33.00% 13-36 months.
(4) Includes Federal Home Loan Bank and Atlantic Central Bankers Bank stock which is included in Other Assets in the Consolidated Financial Statements.
(5) Does not include loans in nonaccrual status, deposit overdrafts, unposted items or deferred fees on loans.

This statement reflects an asset sensitive position at 90 days or less, changing to a liability sensitive position at one year. These ratios are within the tolerance levels set by the Board of Directors.

The second analysis tool used to monitor interest rate sensitivity is Interest Rate Shock Analysis. This analysis tool attempts to monitor the effects on income of a parallel shift in interest rates of 200 basis points at one time. Once again, this analysis uses numerous assumptions such as the maturity of core deposits and the propensity to replace matured assets with similar loans and investments. The Board determines tolerance levels at which management must adjust the composition of the balance sheet to alleviate the potential effect on income. According to the analysis, the Company would suffer a decrease of $605 or 5.7% in net interest income if interest rates were to rapidly decrease 200 basis points. Management believes that in the current low interest rate environment the possibility of interest rates declining 200 basis points is not merited and therefore we have not given the same priority to this condition as we would in a higher interest rate environment. Conversely, if interest rates were to rapidly increase 200 basis points, net interest income would increase $457 or 4.3%. Both results are within internal tolerance levels.

ALLOWANCE FOR LOAN LOSSES

Risk assessment in relation to the loan portfolio is the largest assumption management makes in the financial statements. We believe that the tools we employ are sufficient to make this assessment and believe that the amount in the allowance for loan losses at December 31, 2002 was adequate to absorb probable losses inherent in the loan portfolio. This judgment is subjective and a significant decline in loan quality could require a change in the estimate and possibly a decrease in future net income.

All losses on loans and recoveries of previous charge offs are recognized through the allowance account. The allowance is established by charges to the provision for loan losses expense account. Loans are charged off according to standards and procedures enumerated in the Bank's loan policy. Generally this is when management believes that collection of the principal amount is doubtful based on delinquency, collateral value, status or bankruptcy filings.

Commercial loans are reviewed for potential losses in accordance with FAS No. 114, *Accounting by Creditors for Impairments of a Loan* and include an analysis of the fair value of the underlying collateral or the present value of expected future cash flows when management believes that there is deterioration in the loan quality.

The Company employs the services of an outside, independent and experienced loan review agency to conduct a review of the loan portfolio. All commercial loan relationships in excess of a predetermined value are examined and a risk rating assigned. Management evaluates smaller loans in homogeneous pools based on the perceived risk inherent on each category. Both internal assessments and those conducted by the outside review team utilize a number of factors in determining the risk rating assigned. These factors include historical analysis, delinquency, financial ratio analysis, concentrations of credit risk, local and national economic conditions, banking trends, regulatory evaluations and management's judgment. Risk ratings are then assigned based on these factors. The loan review evaluation uses these ratings as the base to determine the appropriate level in the allowance. Each loan rating category and homogeneous pool is reviewed using a weighted average of our experience over the past five years. This evaluation is based on specific charge-off experience of similarly graded loans in order to predict future risk in the loan categories.

The allowance for loan losses is reviewed monthly by management and at least quarterly by the Board of Directors. The allowance represented 1.50% of loans at December 31, 2002 and 1.47% at December 31, 2001. Each institution's loan portfolio must be independently analyzed for inherent risk but industry comparisons may help indicate trends. Regulatory reports which compare the Bank to a national peer group of similar asset size institutions indicate other institutions to have an average level of 1.32%. Loans at December 31, 2002 that were greater than 90 days past due, in nonaccrual status or impaired were $3,719 or 2.0% of net loans.

The specifics of loans charged off and recoveries to the allowance for loan losses by category for the past three years are as follows:

SUMMARY OF LOAN LOSS EXPERIENCE

	2002	2001	2000
Balance January 1,	$ 2,373	$ 2,088	$ 1,834
Charge-offs:			
Commercial	100	218	170
Real estate	48	208	442
Installment	151	199	165
Total charge-offs	299	625	777
Recoveries:			
Commercial	6	11	38
Real estate	23	8	22
Installment	40	24	41
Total recoveries	69	43	101
Net charge-offs	230	582	676
Additions charged to operations	675	867	930
Balance December 31,	$ 2,818	$ 2,373	$ 2,088
Ratio of net charge-offs during the period to average loans outstanding during the period	.13%	.37%	.46%
Allowance for loan loss as a % of average loans outstanding	1.63%	1.50%	1.42%


LOANS
$ 200,000
$150,000
$100,000
$50,000
$0
1998
1999
2000
2001
2002

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIAL

	2002			2001			2000		
	Average Balance (3)	Revenue/ Expense	Yield/ Rate	Average Balance (3)	Revenue/ Expense	Yield/ Rate	Average Balance (3)	Revenue/ Expense	Yield/ Rate
ASSETS									
Interest-earning assets:									
Total Loans (1)(4)	$ 172,368	$ 12,472	7.24%	$ 158,521	$ 13,948	8.80%	$ 145,339	$ 13,183	9.07%
Investment securities:									
Taxable (5)	61,700	2,571	4.17%	51,025	2,880	5.64%	35,894	2,264	6.31%
Exempt from federal income tax(2)	6,500	470	7.23%	5,260	391	7.43%	4,660	358	7.67%
Interest-bearing deposits	2,196	34	1.55%	1,765	67	3.80%	1,350	60	4.44%
Federal funds sold	4,971	81	1.63%	4,303	168	3.90%	3,095	200	6.46%
Total interest-earning assets/ interest income	247,735	15,628	6.31%	220,874	17,454	7.90%	190,338	16,065	8.44%
Cash and due from banks	6,507			5,039			3,662		
Premises and equipment, net	4,088			4,101			4,033		
Other assets, less allowance for loan losses	1,403			2,155			3,214		
Total Assets	$ 259,733			$ 232,169			$ 201,247		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings	$ 39,413	$ 532	1.35%	33,082	$ 727	2.20%	$ 34,576	$ 936	2.71%
Interest-bearing checking	35,952	317	.88%	30,811	497	1.61%	29,189	652	2.23%
Time deposits	122,846	4,358	3.55%	114,488	6,223	5.44%	91,975	5,228	5.68%
Short-term borrowings	10,821	143	1.32%	7,259	178	2.45%	5,400	251	4.65%
Other borrowings	4,065	268	6.59%	4,039	268	6.64%	2,313	147	6.36%
Total interest-bearing liabilities/ interest expense	213,097	5,618	2.64%	189,679	7,893	4.16%	163,453	7,214	4.41%
Noninterest-bearing deposits	21,294			18,994			17,267		
Other liabilities	2,075			2,518			2,159		
Total Liabilities	236,466			211,191			182,879		
Stockholders' Equity	23,267			20,978			18,368		
Total Liabilities and Stockholders' Equity	$ 259,733			$ 232,169			$ 201,247		
Net interest income/interest spread		$ 10,010	3.67%		$ 9,561	3.74%		$ 8,851	4.03%
Margin Analysis:									
Interest income/earning assets		$ 15,628	6.31%		$ 17,454	7.90%		$ 16,065	8.44%
Interest expense/earning assets		5,618	2.27%		7,893	3.57%		7,214	3.79%
Net interest income/earning assets		$ 10,010	4.04%		$ 9,561	4.33%		$ 8,851	4.65%
Ratio of average interest-earning assets to average interest-bearing liabilities			116.25%			116.45%			116.45%

(1) Nonaccrual loans are not included.
(2) Income on interest-earning assets is based on a taxable equivalent basis using a federal income tax rate of 34%.
(3) Average balances are calculated using daily balances.
(4) Interest on loans includes fee income.
(5) Includes equity investments in FHLB and ACBB.

RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME

	2002 Compared to 2001			2001 Compared to 2000		
	Total	Caused by		Total	Caused by	
	Variance	Rate(1)	Volume	Variance	Rate(1)	Volume
Interest income:						
Loans (gross)	$ (1,476)	$ (2,694)	$ 1,218	$ 765	$ (431)	$ 1,196
Investment securities:						
Taxable	(309)	(912)	603	616	(338)	954
Exempt from federal income tax	79	(13)	92	33	(13)	46
Interest-bearing deposits	(33)	(49)	16	7	(11)	18
Federal funds sold	(87)	(113)	26	(32)	(110)	78
Total interest-earning assets	(1,826)	(3,781)	1,955	1,389	(903)	2,292
Interest expense:						
Savings	(195)	(334)	139	(209)	(169)	(40)
Interest-bearing checking	(180)	(263)	83	(155)	(191)	36
Time deposits	(1,865)	(2,319)	454	995	(285)	1,280
Short-term borrowings	(35)	(122)	87	(73)	(159)	86
Other borrowings	-	(2)	2	121	11	110
Total interest-bearing liabilities	(2,275)	(3,040)	765	679	(793)	1,472
Net change in net interest income	$ 449	$ (741)	$ 1,190	$ 710	$ (110)	$ 820

(1) Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of assets and liabilities.

RESULTS OF OPERATIONS

Net income for the year 2002 increased $432 or 14.7% over income recorded for the year 2001. The improvement in income in 2002 was attributable to higher net interest income, greater noninterest income and operating efficiencies.

Net Interest Income

Net interest income, representing the difference between interest received on assets and interest paid for liabilities, is the main component of income for the Company. This discussion of net interest income should be read in conjunction with the tables *Distribution of Assets, Liabilities and Stockholders' Equity and Interest Rates and Interest Differential and Rate/Volume Analysis of Changes in Net Interest Income.*

With the 2001 declines in prime interest rates and varying repricing periods for loans, the average interest rate earned in the loan portfolio declined 156 basis points during 2002. The Bank has approximately 66% of the loan portfolio in variable interest rates. In light of this, interest earned on loans decreased $1,476 or 10.6%.

The average interest rate earned on the loan portfolio declined from 8.80% to 7.24% from 2001 to 2002. Simultaneously, the average balance of loans increased $13,847 or 8.7%, offsetting the negative effects of lower interest rates.

Average taxable investment securities increased $10,675 or 20.9% from 2001 to 2002. While the Company continued to invest deposit increases in loans whenever credit-worthy opportunities arose, deposits grew at a faster pace than was seen in the loan portfolio. Assets not devoted to loans are invested in securities with consideration given to liquidity management. The average interest rate earned on the portfolio declined from 5.64% to 4.17% from 2001 to 2002. Market rates available were at lower interest rates in 2002 than in

MARKET PRICES OF STOCK/DIVIDENDS PAID

The Company's stock is currently listed on the OTC Bulletin Board under the symbol "DIMC". The book value per share at December 31, 2002 was $32.50 as compared to $29.40 at December 31, 2001. There were approximately 694 shareholders of record at December 31, 2002. This number does not include persons or entities who hold their stock in nominee name through various brokerage firms.

The following table sets forth high and low sale prices per share of the common stock for the calendar quarters indicated, based upon information obtained from published sources:

MARKET PRICES OF STOCK/DIVIDENDS DECLARED

	2002			2001		
	High	Low	Dividend Declared	High	Low	Dividend Declared
First Quarter	$40.00	$35.60	$ .40	$30.25	$28.50	$ .35
Second Quarter	$44.00	$40.63	$ .40	$34.00	$29.63	$ .35
Third Quarter	$44.00	$42.20	$ .40	$38.00	$32.50	$ .35
Fourth Quarter	$47.50	$42.75	$ .43	$38.50	$35.35	$ .40

The ability of the Company to pay dividends is dependent upon the ability of the Bank to pay dividends to the Company. Because the Bank is a depository institution insured by the FDIC it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Additionally, the Bank is subject to certain state banking regulations that limit the ability of the Bank to pay dividends to the Company. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends declarable by the Company.

CASH DIVIDENDS


$1.75
$1.50
$1.25
$1.00
$ .75
$ .50

Provision for Loan Losses

The provision for loan losses decreased $192 or 22.2% from 2001 to 2002. Upon reviewing the results of the analysis of the allowance for loan losses at December 31, 2002, management believes that the provision expense is adequate at this lower level. Loan delinquency in 2002 was consistently lower for each month end than our historical review. Impaired loans did increase in December 2002 as a result of management's concern regarding one credit relationship. Management has taken into consideration all impaired loans when determining the proper level of the allowance and believes that the allowance is appropriate at the level of 1.50% of total loans.

Noninterest Income

Although the main source of revenue for a financial services company is from net interest income, the category of noninterest income is rapidly gaining importance as interest spreads are challenged from greater competition and the current low interest rate environment. Included in noninterest income is revenue relating to services rendered and activities conducted within regulatory guidelines. Service charges on deposit accounts is the largest of these revenue producing items and represents fees relating to maintenance of the accounts including overdraft fees, minimum balance fees and transaction fees. There was an increase of $36 or 6.4% in 2002 versus 2001. Deposit accounts affected by service charges increased $15,909 or 17.9%. Service charge income is not directly proportionate to the deposit base in that the Company did receive a higher percentage of overdraft charges on accounts in 2001 due to several commercial customers incurring fees in 2001 who had corrected their finances in 2002 and did not incur the same charges. Management continues to work diligently to collect all fees assessed.

Net gains on mortgage loans held for sale increased $165 or 57.5% in 2002 as compared to 2001. The residential mortgage department originated 287 loans in 2002 as compared to 218 in 2001. The Company generally sells these loans in the secondary market and retains the servicing of the loans. Customers either refinanced existing mortgages or purchased new residences due to the low interest rate environment of 2002. The Company has devoted its resources to ensure that the loans will be sold in a timely manner thereby limiting the volatility relating to interest rate changes.

Noninterest Expense

The largest category of expenses that is not related to interest is salaries and employee benefit expense. The Company recorded expense of $3,004 in 2002, an increase of $49 or 1.7% over 2001. As was experienced nationally, expenses relating to medical insurance benefits for employees increased approximately 25% in September 2002. At that time the Company analyzed all benefits offered to employees and determined that the insurance increase could be partially offset by changing several benefits which were not critical to staff retention. Employees received an average payroll increase of 6.1% from 2001 to 2002. Bank industry peer group comparisons reflect efficiencies in this area. The latest periods available are for the nine months ended September 30, 2002 and reflect that the Bank had personnel expense per employee of $33.6 as compared to the national average of $40.2. In addition, the Bank had $3,000 assets per employee versus the peer group average of $2,730.

Professional fees increased $61 or 24.1% from 2001 to 2002 as a result of a number of new expenses including the creation of a bank-wide business recovery plan, legal review and update of standard regulatory filings, and the review and re-write of the dividend reinvestment plan.

REPORT OF INDEPENDENT AUDITORS

SNODGRASS
Certified Public Accountants and Consultants

Board of Directors and Stockholders
Dimeco, Inc.

We have audited the accompanying consolidated balance sheet of Dimeco, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dimeco, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

S. R. Snodgrass, A.C.

Wexford, PA
February 7, 2003

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

CONSOLIDATED BALANCE SHEET

(In thousands)	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks	$ 7,033	$ 7,147
Interest-bearing deposits in other banks	197	153
Federal funds sold	-	3,060
Total cash and cash equivalents	7,230	10,360
Mortgage loans held for sale (market value of $1,199 and $527)	1,195	527
Investment securities available for sale	78,880	70,060
Investment securities held to maturity (market value of $462 and $450)	426	414
Loans (net of unearned income of $746 and $766)	187,361	161,740
Less allowance for loan losses	2,818	2,373
Net loans	184,543	159,367
Premises and equipment	4,262	4,024
Accrued interest receivable	1,224	1,257
Other assets	3,192	2,865
TOTAL ASSETS	$ 280,952	$ 248,874
Liabilities		
Deposits:		
Noninterest-bearing	$ 22,538	$ 22,319
Interest-bearing	216,821	188,066
Total deposits	239,359	210,385
Short-term borrowings	8,928	8,252
Other borrowed funds	4,000	4,000
Accrued interest payable	842	1,166
Other liabilities	3,304	3,120
TOTAL LIABILITIES	256,433	226,923
Stockholders' Equity		
Common stock, $.50 par value; 3,000,000 shares authorized; 754,479 and 746,785 shares issued	377	374
Capital surplus	3,648	3,349
Retained earnings	19,908	17,762
Accumulated other comprehensive income	624	484
Treasury stock, at cost (879 and 500 shares)	(38)	(18)
TOTAL STOCKHOLDERS' EQUITY	24,519	21,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 280,952	$ 248,874

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)	Year Ended December 31,		
	2002	2001	2000
Interest Income			
Interest and fees on loans	$ 12,472	$ 13,948	$ 13,183
Interest-bearing deposits in other banks	34	67	61
Federal funds sold	81	168	200
Investment securities:			
Taxable	2,571	2,879	2,263
Exempt from federal income tax	310	258	236
Total interest income	15,468	17,320	15,943
Interest Expense			
Deposits	5,207	7,447	6,816
Short-term borrowings	143	178	280
Other borrowed funds	268	268	118
Total interest expense	5,618	7,893	7,214
Net Interest Income	9,850	9,427	8,729
Provision for loan losses	675	867	930
Net Interest Income After Provision for Loan Losses	9,175	8,560	7,799
Noninterest Income			
Service charges on deposit accounts	600	564	488
Mortgage loans held for sale gains, net	451	286	67
Investment securities gains	12	37	13
Other income	656	674	605
Total noninterest income	1,719	1,561	1,173
Noninterest Expense			
Salaries and employee benefits	3,004	2,955	2,580
Occupancy expense, net	539	532	487
Furniture and equipment expense	469	446	414
Professional fees	314	253	312
Data processing expense	268	293	248
Other expense	1,380	1,350	1,308
Total noninterest expense	5,974	5,829	5,349
Income before income taxes	4,920	4,292	3,623
Income taxes	1,549	1,353	1,144
NET INCOME	$ 3,371	$ 2,939	$ 2,479
Earnings Per Share			
Basic	$ 4.49	$ 3.95	$ 3.35
Diluted	$ 4.37	$ 3.89	$ 3.35

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except per share data)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 1999	$ 368	$ 3,004	$ 14,378	$ (246)	$ (81)	$ 17,423	
Net income			2,479			2,479	$ 2,479
Other comprehensive income:							
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $206				399		399	399
Comprehensive income							$ 2,878
Dividend reinvestment plan	3	178	(32)		235	384	
Purchase treasury stock					(226)	(226)	
Cash dividends ($1.25 per share)			(922)			(922)	
Balance, December 31, 2000	371	3,182	15,903	153	(72)	19,537	
Net income			2,939			2,939	$ 2,939
Other comprehensive income:							
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $171				331		331	331
Comprehensive income							$ 3,270
Dividend reinvestment plan	3	167			257	427	
Purchase treasury stock					(203)	(203)	
Cash dividends ($1.45 per share)			(1,080)			(1,080)	
Balance, December 31, 2001	374	3,349	17,762	484	(18)	21,951	
Net income			3,371			3,371	$ 3,371
Other comprehensive income:							
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $72				140		140	140
Comprehensive income							$ 3,511
Dividend reinvestment plan	3	286			211	500	
Purchase treasury stock					(231)	(231)	
Exercise of stock options		13				13	
Cash dividends ($1.63 per share)			(1,225)			(1,225)	
Balance, December 31, 2002	$ 377	$ 3,648	$ 19,908	$ 624	$ (38)	$ 24,519	

	2002	2001	2000
Components of other comprehensive income:			
Change in net unrealized gain on investment securities available for sale	$ 148	$ 355	$ 408
Realized gains included in net income, net of taxes of $4, $13, and $4	(8)	(24)	(9)
Total	$ 140	$ 331	$ 399

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	Year Ended December 31, 2002	2001	2000
Operating Activities			
Net income	$ 3,371	$ 2,939	$ 2,479
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	675	867	930
Depreciation and amortization of software	553	571	503
Amortization of premium and discount on investment securities, net	(696)	(940)	(108)
Amortization of net deferred loan origination fees	(604)	(40)	(42)
Investment securities gains	(12)	(37)	(13)
Origination of loans held for sale	(18,046)	(14,400)	(7,149)
Proceeds from sale of loans	17,607	14,235	7,377
Mortgage loans sold gains, net	(451)	(286)	(67)
Decrease (increase) in accrued interest receivable	33	257	(127)
Increase (decrease) in accrued interest payable	(324)	(607)	811
Deferred federal income taxes	(249)	(38)	(22)
Other, net	333	(357)	(8)
Net cash provided by operating activities	2,190	2,164	4,564
Investing Activities			
Investment securities available for sale:			
Proceeds from sales	7	70	34
Proceeds from maturities or paydown	220,351	132,127	21,830
Purchases	(228,277)	(151,266)	(23,289)
Investment securities held to maturity:			
Proceeds from maturities or paydown	-	100	200
Net increase in loans	(25,262)	(7,780)	(18,240)
Purchase of bank-owned life insurance	(200)	-	-
Purchase of premises and equipment	(782)	(280)	(988)
Proceeds from the sale of other real estate	123	509	357
Net cash used for investing activities	(34,040)	(26,520)	(20,096)
Financing Activities			
Net increase in deposits	28,974	26,080	17,011
Increase (decrease) in short-term borrowings	676	4,095	(4,028)
Proceeds from other borrowed funds	-	-	4,000
Proceeds from dividend reinvestment and stock purchase plan	500	427	384
Purchase of treasury stock	(231)	(203)	(226)
Cash dividends paid	(1,199)	(1,039)	(884)
Net cash provided by financing activities	28,720	29,360	16,257
Increase (decrease) in cash and cash equivalents	(3,130)	5,004	725
Cash and cash equivalents at beginning of year	10,360	5,356	4,631
Cash and cash equivalents at end of year	$ 7,230	$ 10,360	$ 5,356

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Dimeco, Inc. (the "Company") is a Pennsylvania company organized as the holding company of The Dime Bank (the "Bank"). The Bank is a state-chartered bank and operates from four locations in Northeastern Pennsylvania. The Company and its subsidiary derive substantially all of their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities. The Company provides deposit services including checking, savings, and certificate of deposit accounts and trust services. The Company is supervised by the Federal Reserve Board, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany items have been eliminated in preparing the consolidated financial statements. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets of the Bank.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank and the Atlantic Central Bankers Bank represents ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with other assets.

Mortgage Loans Held for Sale

In general, fixed rate residential mortgage loans originated by the Bank are held for sale and are carried at the aggregate lower of cost or market. Such loans sold are generally serviced by the Bank.

Loans

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees, and the allowance for loan losses. Interest on consumer loans is credited to operations over the term of each loan using a method which approximates a level yield or the simple interest method. Interest income on mortgage loans is accrued on the amortized balance. Interest income on other loans is accrued on the principal amount outstanding. Loan fees which represent an adjustment to interest yield are deferred and amortized over the life of the loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of additional interest. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Loans are returned to accrual status when past due interest is collected, and the collection of principal is probable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to twenty years for furniture and equipment and five to thirty-one years for office buildings and improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from five to twenty years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate

Real estate acquired by foreclosure is classified on the consolidated balance sheet at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure, the value of the underlying collateral is written down by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included as other expense.

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets or liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options, warrants, and convertible securities are adjusted for in the denominator.

Stock Options

The company maintains stock option plans for key officers, employees, and non-employee directors.

The Company accounts for its stock option plan under the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-based Compensation,* net income applicable to common stock and basic and diluted net income per common share for the years ended December 31, would have been as follows:

(In thousands, except per share data)	2002	2001	2000
Net income as reported	$ 3,371	$ 2,939	$ 2,479
Less pro forma expense related to options	39	36	-
Pro forma net income	$ 3,332	$ 2,903	$ 2,479
Basic net income per common share:			
As reported	$ 4.49	$ 3.95	$ 3.35
Pro forma	$ 4.44	$ 3.90	$ 3.35
Diluted net income per common share:			
As reported	$ 4.37	$ 3.89	$ 3.35
Pro forma	$ 4.32	$ 3.84	$ 3.35

For purposes of computing pro forma results, the Company estimated fair values of stock options using the Black-Scholes option-pricing model. The model requires use of subjective assumptions which can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2002, 2001, and 2000, respectively: (1) expected dividend yields of 3.81 percent, 4.24 percent, and 4.58 percent; (2) risk-free interest rates of 3.78 percent, 5.47 percent, and 5.10 percent; (3) expected volatility of 17 percent, 12 percent, and 12 percent; and (4) expected lives of options of 7.8, 8.8, and 9.8 years.

Mortgage Servicing Rights ("MSRs")

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains servicing rights for most of these loans. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. MSRs are a component of other assets on the consolidated balance sheet.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flows

The Company has defined cash and cash equivalents as cash and due from banks, interest-bearing deposits in other banks, and federal funds sold.

Amounts paid for interest and income taxes are as follows:

(In thousands)	Interest Paid	Federal Income Taxes Paid
Year Ended December 31,		
2002	$ 5,942	$ 1,616
2001	$ 8,501	$ 1,353
2000	$ 6,403	$ 1,163

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 143, *Accounting for Asset Retirement Obligations,* which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, *Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position or results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, the FASB issued FAS No. 147, *Acquisitions of Certain Financial Institutions,* effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method.* The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, *Business Combinations,* and FAS No. 142, *Goodwill and Other Intangible Assets.* This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement did not have an effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure,* which amends FAS No. 123, *Accounting for Stock-Based Compensation.* FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform with current year presentations. The reclassified amounts did not affect net income or stockholders' equity.

NOTE 2 - EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2002	2001	2000
Weighted-average common shares outstanding	752,188	744,792	739,559
Average treasury stock shares	(1,038)	(370)	(641)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	751,150	744,422	738,918
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	20,168	11,234	2,092
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	771,318	755,656	741,010

NOTE 3 - INVESTMENT SECURITIES

The amortized costs and estimated market value of investment securities are summarized as follows:

(In thousands)	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE				
U.S. Government agency securities	$ 27,732	$ 121	$ (8)	$ 27,845
Mortgage-backed securities	169	-	(2)	167
Obligations of states and political subdivisions:				
Taxable	1,884	-	-	1,884
Tax exempt	6,796	236	(10)	7,022
Corporate securities	11,083	569	(1)	11,651
Commercial paper	29,966	2	(1)	29,967
Total debt securities	77,630	928	(22)	78,536
Equity securities	306	58	(20)	344
Total	$ 77,936	$ 986	$ (42)	$ 78,880

(In thousands)	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE				
U.S. Government agency securities	$ 14,998	$ 56	$ (12)	$ 15,042
Mortgage-backed securities	218	-	(3)	215
Obligations of states and political subdivisions:				
Taxable	2,085	10	-	2,095
Tax exempt	4,031	123	-	4,154
Corporate securities	13,445	516	(2)	13,959
Commercial paper	34,374	9	-	34,383
Total debt securities	69,151	714	(17)	69,848
Equity securities	175	45	(8)	212
Total	$ 69,326	$ 759	$ (25)	$ 70,060

(In thousands)	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
HELD TO MATURITY				
Obligations of states and political subdivisions - tax exempt	$ 426	$ 36	$ -	$ 462

NOTE 3 - INVESTMENT SECURITIES (Continued)

(In thousands)	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
HELD TO MATURITY				
Obligations of states and political subdivisions - tax exempt	$ 414	$ 36	$ -	$ 450

The amortized cost and estimated market values of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 32,646	$ 32,686	$ 230	$ 229
Due after one year through five years	11,779	12,339	196	233
Due after five years through ten years	10,006	10,194	-	-
Due after ten years	23,199	23,317	-	-
Total debt securities	$ 77,630	$ 78,536	$ 426	$ 462

In 2002, the Company recorded an investment security gain of $12 resulting from a business combination where the Company received a combination of the common stock of the acquirer in a non-monetary exchange and cash proceeds of $7. Proceeds from sales of investment securities during 2001 were $70. Gross and net gains of $17 were realized on those sales. In 2001, the Company recorded an investment security gain of $20 resulting from a business combination where the Company received the common stock of the acquirer in a non-monetary exchange. Proceeds from sales of investment securities during 2000 were $34, and the resulting gross and net gains of $13 were realized.

Investment securities with an amortized cost of $47,545 and $35,629 and estimated market values of $48,296 and $36,195 at December 31, 2002 and 2001, respectively, were pledged to secure deposits, short-term borrowings, and for other purposes as required by law.

NOTE 4 - LOANS

Major classifications of loans are as follows:

(In thousands)	2002	2001
Loans secured by real estate:		
Construction and development	$ 111	$ 233
Secured by farmland	1,978	2,318
Secured by 1 - 4 family residential properties:		
Revolving, open-end loans secured by 1 - 4 family residential properties	1,402	993
All other loans secured by 1 - 4 family residential properties	48,980	46,809
Secured by non-farm, non-residential properties	88,960	71,015
Commercial and industrial loans	28,437	23,467
Loans to individuals for household, family, and other personal expenditures:		
Ready credit loans	141	115
Other installment loans	16,755	16,078
Other loans:		
Agricultural loans	705	772
All other loans	638	706
Total loans	188,107	162,506
Less unearned income	746	766
Loans, net of unearned income	$ 187,361	$ 161,740

Real estate loans serviced for others which are not included in the consolidated balance sheet totaled $57,108 and $48,674 at December 31, 2002 and 2001, respectively.

Nonperforming loans are comprised of commercial, mortgage, and consumer loans which are on a nonaccrual basis or contractually past due 90 days or more as to interest or principal payment but are not on nonaccrual status because they are well secured or in process of collection or identified by management to meet the definition of an impaired loan. The following table presents information concerning nonperforming loans:

(In thousands)	2002	2001
Ninety days or more past due and accruing interest	$ 92	$ 360
Nonaccrual	602	256
Impaired loans	3,025	520
Total nonperforming loans	$ 3,719	$ 1,136

Interest income on loans would have been increased by $11, $30, and $77 during 2002, 2001, and 2000, respectively, if nonaccrual loans had performed in accordance with their original terms.

The Company had impaired loans of $3,025 and $520 as of December 31, 2002 and 2001, respectively, with related allowance for loan losses of $528 and $83, respectively. There were no impaired loans without a related allowance for loan losses. For the years ended December 31, 2002, 2001, and 2000, average impaired loans were $705, $531, and $644, respectively. Interest recognized on impaired loans for the years ended December 31, 2002, 2001, and 2000, was $20, $21, and $3, respectively.

NOTE 4 - LOANS (Continued)

Changes in the allowance for loan losses are as follows:

(In thousands)	2002	2001	2000
Balance, beginning of year	$ 2,373	$ 2,088	$ 1,834
Provision charged to operations	675	867	930
Recoveries credited to allowance	69	43	101
Losses charged to allowance	(299)	(625)	(777)
Balance, end of year	$ 2,818	$ 2,373	$ 2,088

In the normal course of business loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended December 31, 2002 is as follows:

(In thousands)

2001	Additions	Amounts Collected	2002
$ 5,619	$ 4,206	$ 2,727	$ 7,098

The Company's primary business activity is with customers located within its local trade area. Generally, the Company grants commercial, residential, and personal loans. The Company also selectively funds and purchases commercial and residential loans outside of its local trade area provided such loans meet the Company's credit policy guidelines. At December 31, 2002 and 2001, the Company had approximately $29.0 million and $23.5 million, respectively, of outstanding loans to summer camps and recreational facilities in the northeastern United States. Although the Company has a diversified loan portfolio at December 31, 2002 and 2001, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

NOTE 5 - PREMISES AND EQUIPMENT

A summary by asset classification is as follows:

(In thousands)	2002	2001
Land	$ 277	$ 277
Premises and improvements	3,657	3,610
Leasehold improvements	1,359	862
Furniture and equipment	2,745	2,625
Total, at cost	8,038	7,374
Less accumulated depreciation and amortization	3,776	3,350
Net premises and equipment	$ 4,262	$ 4,024

Depreciation and amortization expense was $454, $443, and $400, in 2002, 2001, and 2000, respectively.

NOTE 6 - DEPOSITS

Deposits are summarized as follows:

(In thousands)	2002	2001
Demand - noninterest-bearing	$ 22,538	$ 22,319
Demand - interest-bearing	37,932	29,910
Money market	3,155	2,665
Savings	40,969	33,791
Time deposits of $100,000 or more	45,460	44,697
Other time deposits	89,305	77,003
Total	$ 239,359	$ 210,385

The following table summarizes the maturity distribution of time deposits at December 31, 2002:

(In thousands)	2002
2003	$ 91,797
2004	5,047
2005	28,688
2006	3,418
2007	5,815
Total	$134,765

The following table summarizes the maturity distribution of certificates of deposit of $100,000 or more at December 31,2002:

(In thousands)	2002
Three months or less	$ 14,870
Four through six months	9,426
Seven through twelve months	9,842
Over twelve months	11,322
Total	$ 45,460

Interest expense on certificates of deposit of $100,000 or more amounted to $1,330, $2,043, and $1,653, for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 7 - SHORT-TERM BORROWINGS

Short-term borrowings consist of borrowings from the Federal Home Loan Bank of Pittsburgh ("FHLB") and securities sold under agreements to repurchase. Average amounts outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The outstanding balances and related information for short-term borrowings are summarized as follows:

(In thousands)	2002		2001	
	Amount	Rate	Amount	Rate
Balance at year-end	$ 8,928	1.00 %	$ 8,252	1.32%
Average balance outstanding during the year	$ 10,886	1.32%	$ 7,298	2.45%
Maximum amount outstanding at any month-end	$ 15,552		$ 10,085	

NOTE 7 - SHORT-TERM BORROWINGS (Continued)

The Bank has pledged, as collateral for the borrowings from the FHLB, all stock in the FHLB and certain other qualifying collateral. Investment securities with amortized costs and estimated market values of $21,218 and $21,493, respectively, at December 31, 2002 were pledged as collateral for the securities sold under agreements to repurchase.

The Bank has the capability to borrow additional funds through their credit arrangement with the FHLB. The FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. At December 31, 2002, the Bank's remaining borrowing capacity with the FHLB was approximately $47 million.

NOTE 8 - OTHER BORROWED FUNDS

Other borrowed funds as of December 31, 2002 and 2001 consist of FHLB advances of $4 million.

FHLB advances consist of separate fixed rate and convertible select-fixed to float rate loans as follows:

(In thousands)

Maturity	Rate	2002	2001
September 8, 2003	6.85%	$ 3,000	$ 3,000
February 18, 2010	5.91%	1,000	1,000
Total		$ 4,000	$ 4,000

The advance maturing in 2010 is convertible to a variable rate advance on specific dates at the discretion of the FHLB. Should the FHLB convert this advance, the Bank has the option of accepting the variable rate or repaying the advance without penalty.

NOTE 9 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company maintains a Dividend Reinvestment and Stock Purchase Plan (the "Plan"). Participation is available to all common stockholders. The Plan provides each participant with a simple and convenient method of purchasing additional common shares without payment of any brokerage commission or other service fees.

A participant in the Plan may elect to reinvest dividends on all or part of their shares to acquire additional common stock. A participant may withdraw from the Plan at any time. Stockholders purchased 12,352 shares in 2002 and 13,431 shares in 2001 through the Plan.

NOTE 10 - EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains a section 401(k) employee savings and investment plan for substantially all employees and officers of the Bank. The Bank's contribution to the plan is based on 100 percent matching of voluntary contributions up to three percent, and 50 percent matching on the next two percent of individual compensation. Additionally, the Bank may contribute a discretionary amount each year. For each of the years of 2002, 2001, and 2000, the Board of Directors authorized an additional 4.0 percent of each eligible employee's compensation. Employee contributions are vested at all times, and Bank contributions are fully vested after five years. Contributions for 2002, 2001, and 2000 to this plan amounted to $142, $152, and $128, respectively.

Supplemental Retirement Plan

The Bank maintains a Salary Continuation Plan for the executive officers of the Bank to provide post-retirement payments over a ten-year period based on a five-year vesting schedule beginning the date of the agreement between the Bank and the executive. Expenses for the years ended December 31, 2002, 2001, and 2000 amounted to $59, $55, and $46, respectively, and are included as a component of salaries and employee benefits.

NOTE 10 - EMPLOYEE BENEFITS (Continued)

Stock Option Plan

On April 27, 2000, the Board of Directors approved and stockholders ratified the formation of a stock incentive plan and a stock option plan. The plans provide for granting incentive stock options to key officers and other employees of the Company and Bank, as determined by the Stock Option Committee and nonqualified stock options to non-employee directors of the Company. A total of 60,000 and 25,000 shares, respectively, of either authorized and unissued shares, or authorized shares, issued by and subsequently reacquired by the Company as treasury stock shall be issuable under the plans. The plans shall terminate after the tenth anniversary of the date of shareholder ratification. The per share exercise price of any option granted will not be less than the fair market value of a share of common stock on the date the option is granted. The options granted are primarily vested 33 percent after one year, 33 percent after two years, and 34 percent after three years.

The following table presents share data related to the stock option plans:

	2002	Weighted-average Exercise Price	2001	Weighted-average Exercise Price
Outstanding, beginning	63,000	$ 26.65	60,000	$ 26.33
Granted	2,000	42.60	3,000	33.00
Exercised	(500)	26.50	-	-
Forfeited	(1,000)	26.50	-	-
Outstanding, ending	63,500	$ 27.16	63,000	$ 26.65
Exercisable at year-end	39,430	$ 26.50	19,800	$ 26.33

The following table summarizes characteristics of stock options outstanding at December 31, 2002:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Number of Years	Average Exercise Price	Shares	Average Exercise Price
$ 26.00	20,000	7.21	$ 26.00	13,200	$ 26.00
$ 26.50	38,500	7.21	$ 26.50	25,240	$ 26.50
$ 33.00	3,000	7.21	$ 33.00	990	$ 33.00
$ 42.60	2,000	7.21	$ 42.60	-	$ -
	63,500			39,430	

NOTE 11 - INCOME TAXES

Federal income tax expense consists of the following:

(In thousands)	2002	2001	2000
Currently payable	$ 1,798	$ 1,391	$ 1,166
Deferred taxes	(249)	(38)	(22)
Total provision	$ 1,549	$ 1,353	$ 1,144

NOTE 11 - INCOME TAXES (Continued)

The components of the net deferred tax assets and liabilities at December 31, are as follows:

(In thousands)	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 777	$ 617
Deferred compensation	10	12
Allowance for loss on other real estate	2	2
Salary continuation plan	115	-
Mortgage servicing rights	4	-
Total	908	631
Deferred tax liabilities:		
Premises and equipment	254	255
Deferred loan origination fees, net	162	136
Unrealized gain on non-monetary exchange	5	3
Unrealized gain on investment securities	321	250
Total	742	644
Net deferred tax assets (liabilities)	$ 166	$ (13)

No valuation allowance was established at December 31, 2002, in view of the Company's ability to carry back taxes paid in previous years and certain tax strategies and anticipated future taxable income as evidenced by the Company's earnings potential.

A reconciliation between the expected statutory income tax rate and the effective income tax rate follows:

(In thousands)	2002		2001		2000	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$ 1,673	34.0%	$ 1,459	34.0%	$ 1,232	34.0%
Tax-exempt income	(110)	(2.2)	(97)	(2.3)	(85)	(2.3)
Non-deductible interest	10	.2	14	.3	14	.4
Other, net	(24)	(.5)	(23)	(.5)	(17)	(.5)
Effective income tax and rate	$ 1,549	31.5%	$ 1,353	31.5%	$ 1,144	31.6%

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, there are outstanding commitments and contingent liabilities such as commitments to extend credit, financial guarantees, and letters of credit which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in the particular classes of financial instruments.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments (Continued)

Financial instruments whose contract amounts represent credit risk are as follows:

(In thousands)	2002	2001
Commitments to extend credit	$ 25,016	$ 20,728
Standby letters of credit	$ 5,669	$ 1,827

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments.

At December 31, 2002, the minimum rental commitments for all non-cancelable leases are as follows:

(In thousands)	
2003	$ 218
2004	167
2005	144
2006	144
2007	143
2008 and thereafter	313
Total	$ 1,129

Contingent Liabilities

The Company and its subsidiary are involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

NOTE 13 - REGULATORY RESTRICTIONS

Cash and Due from Banks

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of December 31, 2002 and 2001, the Bank had required reserves of $2,700 and $1,907, respectively, comprised of vault cash and a depository amount held directly with a correspondent bank.

Dividends

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks to the surplus of the Bank. Accordingly, at December 31, 2002 the balance in the capital surplus account totaling approximately $1,756 is unavailable for dividends.

NOTE 14 - REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2002 and 2001, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

The Company's actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

(In thousands)	2002		2001	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 26,699	11.75%	$ 23,843	11.75%
For Capital Adequacy Purposes	$ 18,184	8.00%	$ 16,228	8.00%
To Be Well Capitalized	$ 22,730	10.00%	$ 20,285	10.00%
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 23,864	10.50%	$ 21,453	10.58%
For Capital Adequacy Purposes	$ 9,092	4.00%	$ 8,114	4.00%
To Be Well Capitalized	$ 13,638	6.00%	$ 12,171	6.00%
Tier I Capital (to Average Assets)				
Actual	$ 23,864	9.21%	$ 21,453	9.24%
For Capital Adequacy Purposes	$ 10,367	4.00%	$ 9,287	4.00%
To Be Well Capitalized	$ 12,958	5.00%	$ 11,608	5.00%

NOTE 15 - FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

(In thousands)	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,230	$ 7,230	$ 10,360	$ 10,360
Mortgage loans held for sale	1,195	1,199	527	527
Investment securities:				
Available for sale	78,880	78,880	70,060	70,060
Held to maturity	426	462	414	450
Net loans	184,543	194,601	159,367	167,580
Accrued interest receivable	1,224	1,224	1,257	1,257
Regulatory stock	530	530	540	540
Bank-owned life insurance	1,725	1,725	1,447	1,447
Total	$ 275,753	$ 285,851	$ 243,972	$ 252,221
Financial liabilities:				
Deposits	$ 239,359	$ 241,756	$ 210,385	$ 212,275
Short-term borrowings	8,928	8,928	8,252	8,252
Other borrowed funds	4,000	4,006	4,000	4,193
Accrued interest payable	842	842	1,166	1,166
Total	$ 253,129	$ 255,532	$ 223,803	$ 225,886

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

NOTE 15 - FAIR VALUE DISCLOSURE (Continued)

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Accrued Interest Receivable, Regulatory Stock, Short-term Borrowings, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Mortgage Loans Held for Sale

The fair value of mortgage loans held for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Investment Securities

The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Other Borrowed Funds

The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and other borrowed funds are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Bank-owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Commitments to Extend Credit and Standby Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 12.

NOTE 16 - PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

(In thousands)	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks	$ 734	$ 862
Investment securities available for sale	344	212
Investment in bank subsidiary	23,572	21,162
Other assets	212	26
Total Assets	$ 24,862	$ 22,262
Liabilities		
Dividends payable	$ 324	$ 299
Other liabilities	19	12
Total Liabilities	343	311
Stockholders' equity	24,519	21,951
Total Liabilities and Stockholders' Equity	$ 24,862	$ 22,262

CONDENSED STATEMENT OF INCOME

(In thousands)	Year Ended December 31, 2002	2001	2000
Dividends from bank subsidiary	$ 1,131	$ 1,418	$ 889
Dividends on investment securities	12	9	7
Investment securities gain	12	37	13
Total income	1,155	1,464	909
Other noninterest expense	75	63	54
Net income before undistributed earnings of bank subsidiary and income taxes	1,080	1,401	855
Undistributed earnings of bank subsidiary	2,271	1,530	1,611
Income tax benefit	(20)	(8)	(13)
Net Income	$ 3,371	$ 2,939	$ 2,479

NOTE 16 - PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

(In thousands)	Year Ended December 31, 2002	2001	2000
Operating Activities			
Net income	$ 3,371	$ 2,939	$ 2,479
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	(2,271)	(1,530)	(1,611)
Investment securities gains	(12)	(37)	(13)
Other, net	(167)	(14)	220
Net cash provided by operating activities	921	1,358	1,075
Investing Activities			
Purchases of investment securities	(126)	(54)	(164)
Proceeds from sales of investment securities	7	70	35
Net cash provided by (used for) investing activities	(119)	16	(129)
Financing Activities			
Dividends paid	(1,199)	(1,039)	(884)
Purchase of treasury stock	(231)	(203)	(226)
Proceeds from dividend reinvestment and stock purchase plan	500	427	384
Net cash used for financing activities	(930)	(815)	(726)
Increase (decrease) in cash and cash equivalents	(128)	559	220
Cash at beginning of year	862	303	83
Cash at end of year	$ 734	$ 862	$ 303

NOTE 17 - QUARTERLY DATA (Unaudited)

The Company's selected quarterly financial data is presented in the following tables:

(In thousands)	Three Months Ended			
	March 2002	June 2002	September 2002	December 2002
Total interest income	$ 3,867	$ 3,855	$ 3,817	$ 3,929
Total interest expense	1,480	1,418	1,353	1,367
Net interest income	2,387	2,437	2,464	2,562
Provision for loan losses	224	205	146	100
Net interest income after provision for loan losses	2,163	2,232	2,318	2,462
Total noninterest income	405	373	381	560
Total noninterest expense	1,467	1,468	1,504	1,535
Income before income taxes	1,101	1,137	1,195	1,487
Income taxes	350	354	376	469
Net income	$ 751	$ 783	$ 819	$ 1,018
Per share data:				
Net income				
Basic	$ 1.00	$ 1.05	$ 1.09	$ 1.35
Diluted	$ .98	$ 1.02	$ 1.06	$ 1.31
Weighted-average shares outstanding:				
Basic	749,928	750,829	751,728	751,996
Diluted	766,104	772,229	772,849	773,947

NOTE 17 – QUARTERLY DATA (Unaudited) (Continued)

(In thousands)	Three Months Ended			
	March 2001	June 2001	September 2001	December 2001
Total interest income	$ 4,329	$ 4,411	$ 4,366	$ 4,214
Total interest expense	2,073	2,077	1,963	1,780
Net interest income	2,256	2,334	2,403	2,434
Provision for loan losses	225	227	230	185
Net interest income after provision for loan losses	2,031	2,107	2,173	2,249
Total noninterest income	293	341	414	513
Total noninterest expense	1,378	1,416	1,516	1,519
Income before income taxes	946	1,032	1,071	1,243
Income taxes	297	324	334	398
Net income	$ 649	$ 708	$ 737	$ 845
Per share data:				
Net income				
Basic	$ .87	$ .95	$ .98	$ 1.15
Diluted	$ .87	$ .91	$ .97	$ 1.14
Weighted-average shares outstanding:				
Basic	741,504	743,621	745,911	744,537
Diluted	747,931	774,697	759,191	760,027

The following firms are known to handle Dimeco, Inc. stock transactions:

Ferris, Baker Watts, Inc. *
100 Light Street
Baltimore, MD 21202
410-659-4616
800-638-7411

RBC Dain Rauscher
2101 Oregon Pike
P.O. Box 4548
Lancaster, PA17604-4548
717-291-1600

Ryan Beck & Company *
222 Lakeview Avenue
West Palm Beach, FL 33401
800-793-7226

Legg Mason Wood Walker, Inc.
330 Montage Mountain Road
Scranton, PA 18507-1762
570-346-9300
800-346-4346

F. J. Morrissey & Company *
Boenning & Scattergood, Incorporated
4 Tower Bridge - Suite 300
200 Barr Harbor Drive
West Conshohocken, PA 19428
610-862-5360
800-842-8928

Monroe Securities, Inc. *
47 State Street
Rochester, NY 14614
585-546-5560
800-766-5560

E.E. Powell & Company *
1100 Gulf Tower
Pittsburgh, PA 15219
800-282-1940

Transfer Agent:
Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop 10AT66
Cincinnati, OH 45202
513-579-5320
800-837-2755

***Market Maker**

DIMECO, INC. OFFICERS

WILLIAM E. SCHWARZ
Chairman of the Board

JOHN S. KIESENDAHL
Vice Chairman of the Board

JOSEPH J. MURRAY
President

GARY C. BEILMAN
Executive Vice President and
Chief Executive Officer

MAUREEN H. BEILMAN
Chief Financial Officer,
Treasurer and Assistant Secretary

JOHN F. SPALL
Secretary

THE DIME BANK OFFICERS

WILLIAM E. SCHWARZ
Chairman of the Board

JOHN S. KIESENDAHL
Vice Chairman of the Board

JOSEPH J. MURRAY
President

GARY C. BEILMAN
Executive Vice President
and Chief Executive Officer

MAUREEN H. BEILMAN
Chief Financial Officer and Treasurer

L. JILL GEORGE
Vice President

PETER BOCHNOVICH
Vice President

JEROME D. THEOBALD
Vice President

RUTH E. DANIELS
Assistant Vice President

LINDA J. BISHOP
Loan Officer

EILEEN K. DANIELS
Community Office Manager
and Assistant Secretary

JANETTE M. DAVIS
Electronic Data Processing Officer

MARY E. FITZGERALD
Community Office Manager

NANCY M. LAVENDUSKI
Loan Officer

TINA M. MITSCHELE
Community Office Manager

MELANIE F. SEAGRAVES
Community Office Manager

CHERYL A. SMITH
Deposit Operations Officer

LINDA S. TALLMAN
Secretary

CYNTHIA D. THEOBALD
Bank Security Officer

DEBORAH UNFLAT PETROSKI
Marketing Officer

DIMECO INC.

BOARD OF DIRECTORS*

WILLIAM E. SCHWARZ
President, Edward J. Schwarz, Inc.

JOSEPH J. MURRAY
President
Dimeco, Inc. and The Dime Bank

ROBERT E. GENIRS
Retired Chief Administrative Officer
Lehman Brothers

BARBARA J. GENZLINGER
Treasurer, The Settlers Inn, Ltd.

JOHN S. KIESENDAHL
President, Woodloch Pines, Inc.

THOMAS A. PEIFER
Retired Superintendent
Wallenpaupack Area School District

HENRY M. SKIER
President and Treasurer
A.M. Skier Agency, Inc.

JOHN F. SPALL
Attorney-at-Law

GERALD J. WENIGER
Director Emeritus

All members also serve as directors of The Dime Bank.

THE DIME BANK LOCATIONS

HONESDALE OFFICE
P.O. Box 509
820 Church Street
Honesdale, PA 18431
Phone: 570-253-1970
email: honesdale@thedimebank.com

HAWLEY OFFICE
P.O. Box 290
309 Main Avenue
Hawley, PA 18428
Phone: 570-226-3506
email: hawley@thedimebank.com

DAMASCUS OFFICE
P.O. Box 190
Route 371
Damascus, PA 18415
Phone: 570-224-6300
email: damascus@thedimebank.com

GREENTOWN OFFICE
P.O. Box 946
Route 507
Greentown, PA 18426
Phone: 570-676-8390
email: greentown@thedimebank.com

OPERATIONS CENTER
P.O. Box 509
120 Sunrise Avenue
Honesdale, PA 18431
Phone: 570-253-1970
email: operations@thedimebank.com

WEBSITE
www.thedimebank.com

DIMECO INC.

DIMECO, INC. 2002 ANNUAL REPORT

STOCK LISTING: DIMC